Biocoral, Inc.
                              38 rue Anatole France
                       92594 Levallois Perret Cedex France


                                                                February 9, 2009


United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20649

         Re:      Biocoral, Inc.
                  Form 10-K for the year ended December 31, 2007 File No. 000-23512

Ladies and Gentlemen:

Biocoral, Inc. (the "Company"), in connection with the response to comments from the staff of the Securities and Exchange Commission (the "Commission") with respect to the aforementioned Form 10-K, hereby acknowledges the following:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                              Sincerely,

                                              BIOCORAL, INC


                                              By: /s/ Nasser Nassiri
                                                 ------------------------------
                                                  Nasser Nassiri, President and
                                                  Chief Executive Officer

                                                                February 9, 2009



VIA EDGAR & FAX

United States Securities and Exchange Commission
100 F Street, NE
Washington DC 20549-7010
Mail Stop 4561

Attn.: Duc Dang, Attorney/Advisor

            Re:            Biocoral Inc.
                  Form 10-K for the year ended December 31, 2007
                  000-23512

Ladies and Gentlemen:

     We are responding to the comments of the Securities and Exchange Commission (the "Commission") to the Annual Report on Form 10-K for the year ended December 31, 2007 (the "2007 Annual Report") of Biocoral Inc. (the "Company") by letter dated December 2, 2008 to Mr. Nasser Nassiri, President. In this regard, we have addressed the various issues raised in your letter to the best of the Company's ability and have set forth below the Company's responses. The responses correspond to the numbered items in the Commission's letter. For your convenience, we have also inserted each of your comments above the corresponding response.

Draft Comments on Form 10-K

1.       Comment:

         We note your disclosure on page 19 that your directors serve until the next annual meeting. It is not clear to us why you have not filed any documents indicating that you have held any shareholders meetings during the past several years. Please tell us whether you have held any annual shareholders meetings and how you have notified shareholders of such meetings.


         Response:

         The Company has not held an annual meeting for several years primarily to save the expense particularly since its management and operations have not changed significantly over the period. The Company is planning to hold an annual meeting for the election of directors and ratification of its independent accountants. The meeting is planned for after the first quarter of 2009 in order to provide shareholders with adequate notice including an opportunity to review the Company's Annual Report on Form 10-K for fiscal 2008.

Cover Page of Form 10-K


2. Comment:

         We note that you have presented the share information as of March 7, 2008. The Form 10-K requires that the disclosure regarding shares held by non-affiliates be presented as of the last business day of your most recently completed second fiscal quarter. Please present this document in accordance with the requirements of Form 10-K in future filings.


         Response:

         The Company will, in future filings, provide the share information as of the last business day of its most recently completed second fiscal quarter.


Preliminary Statement Regard Forward-Looking Statements

3.       Comment:

         We note the reference to a "trading platform" business in the forward-looking statements. It is not clear how the noted disclosure is relevant to your business. Please explain and revise future filings as appropriate.


         Response:

         The reference to a trading platform was erroneous and will be deleted in future filings.


Item 1. Description of Business, page 1


4.       Comment:

         Please include the disclosure required by Item 101(e) of Regulation S-K in future filings.


         Response:

         In future filings, the Company will include its internet address and a statement that it makes available free of charge on its website its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after it electronically files or furnishes such material with or to the SEC.

Item 1A. Risk Factors, page 8

5.       Comment:

         We note your statement that "the risks and uncertainties described below are not the only ones we face." Please confirm that you have disclosed all of the material risks. In future filings, please revise to disclose that these are material risks.


         Response:

         The Company will delete the indicated language from future filings, leaving only the disclosure that it may face other risk factors of which is it presently unaware.

We depend upon our senior management and key consultants ... page 10

6.       Comment:

         To the extent you have entered into agreements with your executive officers or other key consultants, please file the agreements as exhibits in accordance with Item 601(b)(10) or tell us why you believe you are not required to file these agreements.


         Response:

         The Company has previously filed its consulting agreement with Mr. Nassiri, its President, as Exhibit No. 10.30 to Form 10-KSB for the year ended December 31, 1997, filed on April 17, 1998. The agreement was renewed in 2000 and 2001, and then for an additional term of three years in each of 2005 and in 2008, and is deemed still in effect as between the Company and Mr. Nassiri. In future filings, the Company will indicate the foregoing in the exhibit index. The Company indicated in each filing after a renewal took place that the agreement was renewed and on the same terms.

Part II, page 12

Management Discussion and Analysis, page 13

7.       Comment:

         The disclosure in the introductory narrative of this section should provide insight into the material opportunities, challenges, and risks, such as those presented by known material trends and uncertainties, on which your executive officers are most focused. In addition, it should discuss the actions management is taking to address these opportunities, challenges, and risks and the performance indicators (financial and non-financial) that management uses to manage/assess your business and that would be important to investors. We note that the company had a net loss of $630,685 for the year ended

         December 31, 2007 and an accumulated deficit of $21,681,661. Please revise future filings to expand the introduction and tell us how you plan to comply. Refer to Release No. 33-3850 (Dec. 19, 2003).


         Response:

         The Company will add an introductory paragraph in future filings which will discuss its strategy for trying to generate revenue from the patented product which it tries to market, including the opportunities, challenges and risks which management faces in implementing this strategy. The net loss was due primarily to research and development expenses incurred by the Company as it attempts to make additional products marketable. This will be explained in the introductory paragraph as well.


8. Comment:

         We note that you are considering pursuing legal action against entities you believe are infringing upon your patent rights. To the extent that you have or will pursue such actions, please tell us the impact this could have on your financial position. If the impact is material, similar disclosure should be provided in this section in future filings as appropriate.


         Response:

         At this point, the Company has sent a written warning to the potential infringing parties in three countries in Europe and has limited its focus to a few companies in order to abate the cost. Management of the Company knows this type of litigation is costly in Europe and even more so in the US and will only pursue action against infringers in the US if it is able to obtain funding to cover the cost or if it can do so on a contingency basis in order not to have it impact the Company's financial condition. If the Company is unable to do either, it will not pursue such litigation. The Company will update its disclosure in this area in its Annual Report on Form 10-K for 2008.


9. Comment:

         We note that you have not been able to successfully complete the trials necessary to bring your product to market. Please tell us the impact that this will have on your financial condition. If the lack of success continues, similar discussions should be provided in future filings.


         Response:

         The discussion regarding completion of trials to bring a product to market relates to the Company's autologous fibrin glue, which is a next-generation product and not its main product. In future filings, the Company will update its disclosure about the dispute with its glue manufacturer which it included in the 2007 Annual Report. The updated disclosure will explain that it has been unsuccessful in its attempts to locate an alternate manufacturer and, therefore, now intends to pursue its lawsuit against the original manufacturer seeking as damages all amounts it would have realized from the marketing of the glue. The updated disclosure will include an indication that it will realize less revenues as a result of its inability to market the glue than it would have realized if it had been able to market the glue.

         However, the Company believes that the failure to market this product should have no impact on its financial statements as reported because it has never taken this revenue into consideration in preparing its financial statements nor has it considered the marketability of the glue essential to it viability. To date, trials for the second therapeutic use for the Company's main product, Biocoral, have been successful although the Company has not included this use in its projected revenues either.


10.      Comment:

         Please explain why you have not disclosed any off-balance sheet arrangements or long-term contractual obligations you may have in accordance with Item 303(a)(4) and (5) of Regulation S-K. We direct your attention to note 8 on page F-19 in which you disclose long-term debt.


         Response:

         The long-term debt referred to consists of promissory notes outstanding which are disclosed on pages 15 and 16 under "Financial Condition, Liquidity and Capital Resources" and on page 12 under "Recent Sales of Unregistered Securities." In future filings, the Company will add disclosure to the Management's Discussion and Analysis under "Long Term Debt."

Financial Condition, Liquidity and Capital Resources, page 15

Fiscal 2007 vs. 2006, page 15


11. Comment:

         We note that you have sustained substantial losses in the past two years and have an accumulated deficit of $21,681,661. We also note that you believe you will have sufficient liquid resources to operate through December 31, 2008. Based on your disclosure, it does not appear that you will have sufficient resources. Please explain and identify the sources of liquidity in future filings.


         Response:

         The Company has been able to raise the necessary funds for its operations in previous years and through December 31, 2008. However, the recent US and global economic crisis, in particular during the second half of 2008, has impacted both its revenues and its ability to obtain funding from outside sources. In its 2008 10-K and in future filings, the Company will expand the discussion of its financial condition and liquidity to include the impact of the recession and the sources of its liquidity.


12. Comment:

         We note that you have received a commitment from one shareholder to provide $200,000. Please tell us the percentage of shares outstanding held by this shareholder. Additionally, if you have entered into a written agreement, please file a copy of this agreement in accordance with Item 601(b)(10) of Regulation S-K. Also, it is not clear to us why this is not disclosed in your "certain relationships and related transactions" disclosure. Please explain.


         Response:

         To the best of the Company's knowledge, the shareholder who provided the commitment beneficially owns less than 5% of the Company's common stock. The Company has not entered into a written agreement with respect to this commitment. The Company will update the status of this investment in its next filing.

Part III, page 18

Item 10. Directors, Executive Officers, Promoters, and Control Persons, page 18


13. Comment:

         In future filings, please revise your disclosure of the experience of your officers, directors, and other significant employees disclosed here to provide the exact dates each individual's employment began and ended with each entity where he or she was employed. Additionally, to the extent each individual held a title during their tenure at an entity, please disclose the title held and the time period during which this title was held.


         Response:

         The Company will revise the disclosure in future filings to include all of the requested information.


14. Comment:

         Please disclose whether you have an audit committee financial expert in accordance with Item 407(d)(5) of regulation S-K. Please refer to section 3a-58 of the Securities Exchange Act of 1934, which provides the definition of "audit committee."

         Response:

         The Company will update the disclosure in future filings to indicate that it does not have an audit committee financial expert because it does not believe that the cost will outweigh the benefit of having one given the size of the company and the simplicity of its operations.

Item 11. Executive Compensation, page 20

15.      Comment:

         We note that you pay a significant amount of compensation to Mr. Nassiri but do not pay compensation to your other officers/directors. The basis for this difference should be explained. Please refer to Release 33-8732A, Section II.B.1. As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies. Please revise your disclosure accordingly.


         Response:

         The compensation difference reflects the fact that Mr. Nassiri devoted significantly more time to the affairs of the Company than do the other directors. Also, Mr. Nassiri has not received the majority of this amount for the past seven years. Mr. Nassiri is also the President and CEO of the Company's wholly-owned French subsidiary in which the Company conducts most of its operations including all product sales. Mr. Nassiri is conducting this activity on behalf of the Company and does not receive any compensation for this work. The Company will expand the discussion in future filings to include this information.


16. Comment:

         In connection with the preceding comment, please be aware that the disclosure requested by Item 402 of Regulation S-K applies to any type of compensation received by officers and directors, including those of your subsidiaries if such officers are considered persons covered by the Item, from any source related to their activities and services provided to you. As such, please confirm to us that none of your or your subsidiaries' officers or directors are paid by you or any other sources for the activities conducted on your behalf.


         Response:

         The Company has confirmed that, except as already disclosed with respect to Mr. Nassiri, none of its or its subsidiaries' officers or directors covered by Item 402 are paid by it or any other sources for activities conducted on its behalf.


17.      Comment:

         If applicable, please include a discussion of the material terms of Mr. Nassiri's consultant agreement in this section.

         Response:

         The Company will add the material terms of Mr. Nassiri's compensation agreement to its 2008 10-K and future filings.


Director Compensation, page 21

18.      Comment:

         Please revise your disclosure to clarify that Mr. Nassiri receives compensation in his capacity as Chairman of the Board and provide a table showing his compensation in accordance with Item 402(k) of Regulation S-K.


         Response:

         The Company will add the requested clarification and table to its 2008 10-K and future filings.


     Attached is a letter from the Company containing the certifications requested in your letter.


     Please do not hesitate to contact me with any further questions or comments regarding the foregoing or the Company's disclosure.


                                                          Very truly yours,

                                                          /s/ Mary P. O'Hara
                                                          ------------------
                                                          Mary P. O'Hara

cc:      Stacie D. Gorman, Esq.